Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Cerevel Therapeutics, Inc.	Delaware
Cerevel Therapeutics, LLC	Delaware
Cerevel MA Securities Corp.	Massachusetts